355 Madison Ave Morristown, NJ 07960 P: (973) 538-1194 F: (973) 538-1196 www.boomerangsystems.com We Make Real Estate TM

September 14, 2011

Via Edgar

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:	Martin James, Senior Assistant Chief Accountant
Kate Tillan, Assistant Chief Accountant

Re:	Boomerang Systems, Inc.
Form 10-K for fiscal year ended September 30, 2010
Filed December 29, 2010
Form 10-Q for the quarterly period ended June 30, 2011
Filed August 15, 2011
File No. 000-10176

Dear Mr. James and Ms. Tillan:

This letter relates to the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 31, 2011 (the “Comment Letter”) regarding the above-referenced filings of Boomerang Systems, Inc. (the “Company”).

The Company is working to respond to the Comment Letter and has commenced work on a letter responding to the Staff’s comments.

In order to address fully the points raised in the Comment Letter, the Company requires additional time to consider and respond to the Staff’s comments.  Accordingly, the Company respectfully requests an extension of time to respond to the Comment Letter beyond the ten business days specified in the Comment Letter.  The Company anticipates submitting to the Staff a response to the Comment Letter on or before September 24, 2011.

We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to contact me at (973) 538-1194 with any questions.

Very truly yours,

/s/Joseph R. Bellantoni
Joseph R. Bellantoni
Chief Financial Officer